Exhibit 99.1

SGOCO's Extraordinary General Meeting Approves Name Change to SGOCO Group, Ltd.

JINJIANG CITY, China, Nov. 18, 2010 /PRNewswire-Asia-FirstCall/ -- SGOCO Technology, Ltd. (OTC Bulletin Board: SGTLF.ob - News), (the "Company" or "SGOCO"), a national distributor, designer and manufacturer of flat panel displays, including liquid crystal display ("LCD") and LED PC Monitors, TVs and application-specific display solutions in China, today announced that its extraordinary general meeting approved the resolution to change the Company's name to SGOCO Group, Ltd., effective November 17th, 2010.

The Company's stock symbol "SGTLF" will remain unchanged.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is a national distributor, designer and manufacturer of flat panel displays, including liquid crystal display ("LCD") and LED PC Monitors, TVs and application-specific display solutions in China. SGOCO is dedicated to providing high quality, branded flat panel display solutions at affordable prices for Chinese consumers and emerging markets worldwide. For more information about SGOCO, please visit http://www.sgoco.com.

For investor and media inquiries, please contact:

Company Contact
China
SGOCO Group, Ltd.
Peggy Yuan
Tel: + 86-10-5879-7435 ext 808
Email: peggy@sgoco.com

Investor Relations Representative
United States
The Equity Group, Inc.
Lena Cati
Tel: 212 836-9611 / lcati@equityny.com
Linda Latman
Tel: 212 836-9609 / llatman@equityny.com